

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Regulation Rules of the UK Financial Conduct Authority ("FCA") or otherwise and is not an offer of securities for sale in any jurisdiction, including in or into Canada, the United States, Australia, Japan or South Africa.

Neither this announcement, nor anything contained herein, shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not purchase any common shares (the "**Shares**") referred to in this announcement except solely on the basis of information in a prospectus in its final form (the "**Prospectus**"), including the risk factors set out therein, that may be published by Wheaton Precious Metals Corp. (the "**Company**", and together with its subsidiaries, "**Wheaton**"), in due course in connection with the proposed listing of its Shares on the standard listing segment of the Official List of the FCA and admission to trading on the main market for listed securities of London Stock Exchange plc ("**LSE**"). A copy of any Prospectus published by the Company will, if approved and published, be available for inspection on Wheaton's website at www.wheatonpm.com subject to certain access restrictions.

September 21, 2020 | TSX: WPM
Vancouver, British Columbia | NYSE: WPM
DESIGNATED NEWS RELEASE

WHEATON PRECIOUS METALS ANNOUNCES INTENTION TO LIST ON THE LONDON STOCK EXCHANGE

Wheaton Precious Metals Corp. ("Wheaton" or the "Company") is pleased to announce its intention to seek the listing of its Shares on the standard listing segment of the Official List of the FCA and admission to trading on the main market for listed securities of the London Stock Exchange ("Admission"). This secondary listing is part of Wheaton's growth strategy and brings one of the world's largest precious metal streaming companies to the London Stock Exchange ("LSE"). Subject to required regulatory approvals from the FCA and the LSE, including publication of a Prospectus, the Company intends to seek Admission during Q4 2020.

"As a leader in the precious metals sector, Wheaton is excited to take our place amongst the largest mining companies globally on the London Stock Exchange. Wheaton is one of the world's largest precious metals streaming companies, providing investors a unique and sustainable proposition with some of the highest margins in the mining industry and exposure to a high-quality portfolio of assets. As a result, the Company has consistently outperformed gold and silver historically, as well as most other traditional mining investments," said Randy Smallwood, President and Chief Executive Officer of Wheaton.

"*We have a strong track record of distributing a large portion of our earnings as dividends while retaining the financial firepower to sustainably grow the Company through accretive acquisitions. The listing will complement our existing North American stock exchange listings, which have served us well over the years and supported our growth*."

The Company is not intending to raise capital in conjunction with Admission and will be retaining its primary listing on the Toronto Stock Exchange ("TSX") and dual listing on the New York Stock Exchange ("NYSE"), where it continues to trade under the ticker "WPM".

Reasons for the LSE Listing

Wheaton considers that Admission to trading on the main market of the LSE, in addition to the Company's current TSX and NYSE listings, will enhance the Company's access to the pools of equity capital available in the United Kingdom and key financial centres in the EMEA region.

This proposed listing will support the Company's plans for growth and brings the first senior precious metal streaming company to the LSE.

About Wheaton Precious Metals

Wheaton is a streaming company, which generates its revenue primarily from the sale of precious metals. The Company enters into precious metal purchase agreements to purchase all, or a portion, of the precious metals production from mines located around the world for an upfront payment and an additional payment upon the delivery of the precious metal.

The Company's business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions.

Key Company Highlights:

- Wheaton provides investors with the upside associated with mining companies but with a much lower risk profile, more comparable to owning bullion or ETFs directly.
- Wheaton has consistently outperformed gold and silver, as well as other mining investments.[1]
- As of today, the Company has entered into 23 long-term purchase agreements with 17 different mining companies for the purchase of precious metals and cobalt relating to 20 mining assets which are currently operating, and nine which are at various stages of development, as well as one in care and maintenance, located across 11 countries.
- Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.
- In 2019, 73% of Wheaton's production came from assets that fall in the lowest cost quartile.[2]
- The Company recently reported record half year results for the six month period ended June 30, 2020, which included:
  - record revenues of over US$500 million;
  - nearly US$330 million in operating cash flow;
  - a record 322,000 gold equivalent ounces sold[3];
  - average cash costs in the period were US$418 per gold equivalent ounce, resulting in a cash operating margin of US$1,170 per gold equivalent ounce sold[3].

- Wheaton is a leader in sustainability amongst the streaming and royalty companies having joined the UN Global Compact in 2019 and maintaining a dedicated support program for local communities around the mines from which the Company receives metals.
- For further information on Wheaton and precious metal streaming, refer to the Company's corporate presentation at www.wheatonpm.com

Appointment of Corporate Brokers, Public Relations and Legal Advisors

Wheaton has retained Tavistock Communications Ltd. to provide public relations services in the UK. The Company has engaged Joh. Berenberg, Gossler & Co. KG and Peel Hunt LLP as joint UK corporate brokers and Bryan Cave Leighton Paisner LLP as its legal advisors.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

UK PUBLIC RELATIONS

Tavistock   +44 (0) 207 920 3150 / +44 778 597 4264
Jos Simson   wheaton@tavistock.co.uk
Gareth Tredway
Annabel de Morgan

UK CORPORATE BROKERS

Berenberg   +44 (0) 203 207 7800
Matthew Armitt
Jennifer Wyllie
Detlir Elezi

Peel Hunt   +44 (0) 207 418 8900
Ross Allister
Alexander Allen
David McKeown

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metal purchase agreements counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the intention to publish a Prospectus and pursue admission to the Official List (Standard Segment) of the FCA and on the LSE's Main Market . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with publishing a Prospectus and a successful admission to the Official List (Standard Segment) of the FCA and listing on the LSE's Main Market, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and Wheaton's Management's Discussion and Analysis for the three months ended March 31, 2020 available on SEDAR at www.sedar.com and Form 6-K filed May 7, 2020 (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, , of the FCA and including (without limitation): subject to regulatory approvals, the publication and approval of a Prospectus, successful admission to the Official List of the FCA (Standard Segment) and listing on LSE's Main Market , and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. Past performance cannot be relied on as a guide to future performance.

End Notes

[1] Wheaton Precious Metals' Total Return from 2005 to September 3, 2020, averaged over various time horizons versus gold, silver, the Philadelphia gold and silver index (XAU) and the Van Eck Vectors Gold Miners ETF (GDX) over the same period. Data from Factset includes dividend payment.
[2] Company reports & Wood Mackenzie est. of 2019 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Production assume Gold $1600/oz, Silver $18/oz, Palladium $2000/oz and Cobalt $16/lb.
[3] Gold equivalent ounces for actual production and sales are calculated by converting silver and palladium to a gold equivalent using the following commodity prices: Gold $1600/oz, Silver $18/oz, Palladium $2000/oz and Cobalt $16/lb.